Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525
Tel: (203) 762-2499
Fax: (203) 761-0839

May 30, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jennifer Hardy
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Startech Environmental Corporation
Supplemental Response Letter Dated May 23, 2008
Form S-1
File Nos. 333-143478 and 333-145903

Dear Ms. Hardy:

On behalf of Startech Environmental Corporation (“we” or the “Company”), we respond as follows to the Staff’s supplemental response letter dated May 29, 2008 relating to the above-captioned amended registration statements on Form S-1.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please tell us whether the statements regarding the 2008 Wall Street Transcript interview and information on how to receive a copy from the company have been removed from your website.

The statements regarding the 2008 Wall Street Transcript interview and information on how to receive a copy from the Company were not posted on the Company’s website.

2.
Please tell us how you will ensure that in the future statements regarding an investment in the company’s stock will not be made by management while the company has registration statements for the sale of securities pending.

The Company is in the process of developing appropriate controls and procedures to ensure that in the future, statements regarding an investment in the Company’s stock are not made by management while the Company has one or more registration statements for the sale of the Company’s securities pending.

Ms. Jennifer Hardy
May 30, 2008

If you have any questions, please do not hesitate to contact Joshua E. Davis of Kramer Levin Naftalis & Frankel LLP or David J. Levine, outside counsel to the Company, at (212) 715-9100, or me at the above telephone and facsimile numbers.

Very truly yours,

By:  /s/ Peter J. Scanlon
Name: Peter J. Scanlon
Title:   Chief Financial Officer

cc:           David J. Levine, Esq.
Joshua E. Davis, Esq.
Scott S. Rosenblum, Esq.